UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                              _____________

                              SCHEDULE 13G
                             (Rule 13d-102)

                UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Display Technologies, Inc.
        ---------------------------------------------------------------
                             (Name of Issuer)

                               Common Stock
        ---------------------------------------------------------------
                       (Title of Class of Securities)

                                 25469V102
        ---------------------------------------------------------------
                               (CUSIP Number)

                                July 30, 1999
        ---------------------------------------------------------------
             (Date of Event Which Requires Filing This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)
               [x] Rule 13d-1(c)
               [ ] Rule 13d-1(d)


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CUSIP NO. 25469V102                    13G                  Page 2 of 5 Pages
________________________________________________________________________________

1.   NAME OF REPORTING PERSON

               Raymond James Capital Partners, L.P.
________________________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
________________________________________________________________________________

3.   SEC USE ONLY

________________________________________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
________________________________________________________________________________
               |
               | 5.    SOLE VOTING POWER
               |
               |                              1,262,857
               |________________________________________________________________
   NUMBER OF   |
    SHARES     | 6.    SHARED VOTING POWER
 BENEFICIALLY  |
   OWNED BY    |                              None
     EACH      |________________________________________________________________
   REPORTING   |
  PERSON WITH  | 7.    SOLE DISPOSITIVE POWER
               |
               |                              1,262,857
               |________________________________________________________________
               |
               | 8.    SHARED DISPOSITIVE POWER
               |
               |                              None
_______________|________________________________________________________________

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,262,857 shares
________________________________________________________________________________

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                          Not applicable
________________________________________________________________________________

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          16.69%
________________________________________________________________________________

12.  TYPE OF REPORTING PERSON

                          PN
________________________________________________________________________________

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Item 1.   (a)  NAME OF ISSUER:   Display Technologies, Inc.   ("Company")

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                 5029 Edgewater Dr.
                                 Orlando, Florida 32810

Item 2.   (a)  PERSON FILING:    Raymond James Capital Partners, L.P. ("Filer")

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                                 880 Carillon Parkway
                                 St. Petersburg, Florida  33716

          (c)  CITIZENSHIP:      U.S.A.

          (d)  TITLE OF CLASS OF SECURITIES:  Common Stock

          (e)  CUSIP NUMBER:     25469V102

Item 3.   FILING.

          This Schedule is filed pursuant to Rule 13d-1(c).

Item 4.   OWNERSHIP.

          (a)   Amount Beneficially Owned:

          On July 30, 1999, the Company, the Filer, and certain other purchasers entered into a Securities Purchase Agreement pursuant to which the Filer purchased 40,000 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Shares") and warrants to purchase 120,000 shares of the common stock of the Company (the "Warrants"). The Preferred Shares are convertible at the option of the Filer into 1,142,857 shares (subject to antidilution adjustment) of common stock at any time. The Warrants are exercisable at any time prior to July 30, 2004. Thus, the Filer beneficially owns 1,262,857 shares of the Company's common stock.

          (b)   Percent of Class:   16.69%


                                     -3-

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          (c)  Number of shares as to which reporting person has:

               (i)  Sole voting power        1,262,857

               (ii) Shared voting power      0

               (iii)     Sole dispositive power   1,262,857

               (iv) Shared dispositive power 0

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.


                                     -4-

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Item 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             8/5/99
                              -----------------------------------------------
                                             (Date)

                              RAYMOND JAMES CAPITAL PARTNERS, L.P.

                              By:  RJC Partners, L.P., its General Partner

                              By:  RJC Partners, Inc., its General Partner


                              By:      /s/ Gary A. Downing
                                  ------------------------------------------
                                      Gary Downing, President



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